

09055891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Manchester Road, Suite 204
(No. and Street)

Manchester (City) Missouri (State) 63011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles S. Nemec
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiefer Bonfanti & Co., LLP
(Name – *if individual, state last, first, middle name*)

701 Emerson Road, Suite 201 (Address) St. Louis (City) Missouri (State) 63141 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles S. Nemec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Capital Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public


NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

M. JYNELLE MYERS
My Commission Expires
February 13, 2010
St. Louis County
Commission #06438818

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET CAPITAL CORPORATION

DECEMBER 31, 2008 AND 2007

Table of Contents



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.432.6700
f.314.432.3992

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Wall Street Capital Corporation

We have audited the accompanying statement of financial condition of **Wall Street Capital Corporation** (a Missouri corporation) as of December 31, 2008, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **Wall Street Capital Corporation** as of and for the year ended December 31, 2007 were audited by other auditors whose opinion dated February 20, 2008 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Wall Street Capital Corporation** as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiefer Bonfanti & Co. LLP

February 25, 2009

WALL STREET CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

Assets

	December 31, 2008	December 31, 2007
Assets		
Cash	$ **8,129**	$ 7,631
Receivable - clearing brokers	**1,716**	9,339
Equipment	**8,090**	8,090
Accumulated depreciation	**(8,090)**	(7,426)
Total Assets	$ **9,845**	$ 17,634

Liabilities and Stockholder's Equity

	2008	2007
Liabilities		
Accounts payable	$ -	$ 535
Total Liabilities	-	535
Stockholder's Equity		
Common stock, par value $1, authorized 30,000 shares, issued 1,000 shares; outstanding 1,000 at December 31, 2007 and 2008	**1,000**	1,000
Additional paid-in capital	**2,468**	2,468
Retained earnings	**6,377**	13,631
Total Stockholder's Equity	**9,845**	17,099
Total Liabilities and Stockholder's Equity	$ **9,845**	$ 17,634

See accompanying notes to financial statements.

WALL STREET CAPITAL CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31,			
		2008		2007
Revenues				
Commissions	$	**7,959**	$	21,135
Interest		**151**		16
Total Revenues		**8,110**		21,151
Operating Expenses				
Professional fees		**3,350**		4,200
Depreciation		**664**		28
Office expense		**250**		212
Accounting		**225**		-
Regulatory fees		**75**		715
Taxes and licenses		**-**		20
Total Operating Expenses		**4,564**		5,175
Income from operations		**3,546**		15,976
Special distributions		**-**		35,000
Net Income	$	**3,546**	$	50,976

See accompanying notes to financial statements.

WALL STREET CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 1,000	$ 2,468	$ 4,923	$ 8,391
Net income for the year ended December 31, 2007	-	-	50,976	50,976
Distributions	-	-	(42,268)	(42,268)
Balance, December 31, 2007	1,000	2,468	55,899	59,367
Net income for the year ended December 31, 2008	-	-	3,546	3,546
Distributions	-	-	(10,800)	(10,800)
Balance, December 31, 2008	**$ 1,000**	**$ 2,468**	**$ 48,645**	**$ 52,113**

See accompanying notes to financial statements.

WALL STREET CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2008	2007
Cash Flows from Operating Activities		
Net Income	**$ 3,546**	$ 50,976
Adjustments:		
Depreciation	**664**	28
Change in assets and liabilities items:		
(Increase) decrease in operating assets		
Receivable - clearing brokers	**7,623**	(8,789)
Increase (decrease) in operating liabilities		
Accounts payable	**(535)**	535
Net Cash Provided by Operating Activities	**11,298**	42,750
Cash Flows from Financing Activities		
Distributions	**(10,800)**	(42,268)
Net Cash Used by Financing Activities	**(10,800)**	(42,268)
Net Increase in Cash and Cash Equivalents	**498**	482
Cash and cash equivalents, beginning of year	**7,631**	7,149
Cash and Cash Equivalents, End of Year	**$ 8,129**	$ 7,631

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Business Descriptions
Wall Street Capital Corporation (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on May 27,1983, the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri, and commenced operations upon notification of approval from regulatory authorities. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through Smith Moore & Co., on a fully disclosed basis. The Company's commission account with Smith Moore, Co. may not be distributed to the Company in full which results in a receivable balance. The clearing broker deducts a fixed clearing fee, for its services.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at a financial institution. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000.

Property and Equipment
All property and equipment are recorded at cost and depreciated over the recovery period allowed. The method is used for both financial reporting and tax purposes. Upon sale or retirement, the cost and the related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in current income.

Revenue and Expense Recognition
The Company records commission revenue from the sale of limited investment company shares (mutual funds) in the month earned. Trailers are recorded when received.

During 2007, the Company received a one time distribution in the amount of $35,000. All securities broker dealers were paid a like fixed amount by the regulatory agency upon its merger into FINRA.

The Company has down sized its operations. The administration expenses have been significantly reduced or eliminated. The Company shares office space with an entity that is owned by its sole shareholder/officer.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

2. RELATED PARTY TRANSACTIONS

All the common stock of the Company is owned by the Officer/Shareholder who also serves as Director.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had adjusted net capital of $9,845 and $16,066 which were $4,845 and $11,066 in excess of its required minimum dollar net capital of $5,000 for 2008 and 2007. The Company's net capital ratio at December 31, 2008 and 2007 was 0.000 to 1 and 0.033 to 1, respectively.

4. INCOME TAXES

The Company changed its tax status by electing to be treated as an S-corporation, effective July 1, 2000. Under this provision of the tax code the company is not obligated to pay income tax and instead reports its income to the shareholder.

In July 2006, the financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

4. INCOME TAXES (CONTINUED)

On December 30, 2008, the FASB issued FSP FIN 48-3 (FIN 48-3), which defers the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2008. As a nonpublic entity, the Company is an entity to which the FIN 48-3 deferral applies. Management of the Company has elected to defer the application of FIN 48, and is currently evaluating the impact, if any, that the adoption of FIN 48 will have on the Company's financial statements.

SUPPLEMENTARY INFORMATION

COMPUTATION OF ADJUSTED NET CAPITAL

	December 31, 2008		December 31, 2007	
Capital:				
Common stock	$	**1,000**	$	1,000
Additional paid-in capital		**2,468**		2,468
Retained earnings		**6,377**		13,631
Total Capital		**9,845**		17,099
Deductions from Capital:				
Other receivable		-		369
Leasehold improvement - net		-		664
Total Deductions		-		1,033
Adjusted Net Capital	$	**9,845**	$	16,066
Aggregate Indebtedness				
Accounts payable	$	-	$	535
Total Aggregate Indebtedness	$	-	$	535
Ratio: Aggregated indebtedness to adjusted net capital		**0.00%**		3.33%
Minimum dollar net capital	$	**5,000**	$	5,000
Adjusted net capital		**9,845**		16,066
Excess of Net Capital Over Requirement	$	**4,845**	$	11,066
Six and two-thirds (6 2/3)% of aggregate indebtedness	$	**35**	$	37
Adjusted Net Capital		**9,845**		16,066
Excess of Net Capital at 1500%	$	**9,810**	$	16,029

WALL STREET CAPITAL CORPORATION

RECONCILIATION OF NET CAPITAL COMPUTATION

	December 31,			
		2008		2007
Net capital at year end	**$**	**9,845**	$	16,066
Net capital shown on most recent unaudited part IIA filing		**9,845**		16,601
Difference (Decrease)	**$**	**-**	$	(535)
The difference between net capital at December 31, and net capital shown on the most recent Focus Part IIA filing results from:				
Audit adjustments				
Increase accounts payable	**$**	**-**	$	(535)
Increase depreciation expense		**-**		(12)
Decrease non-allowed asset		**-**		12
Total Difference (Decrease) Net Capital	**$**	**-**	$	(535)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 YEARS ENDED DECEMBER 31, 2008 AND 2007

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Smith, Moore & Co., on a fully disclosed basis.



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.432.6700
f.314.432.3992

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder of
Wall Street Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Wall Street Capital Corporation (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 25, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP

February 25, 2009

WALL STREET CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors